Exhibit 11

CORTLAND BANCORP AND SUBSIDIARIES

STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE

	Years ended December 31,
	2002	2001	2000

Weighted Average common shares outstanding	4,026,434	4,046,127	4,057,838

Net Income ($000 Omitted)	$5,742	$5,546	$5,110

Basic Earnings per share	$1.43	$1.37	$1.26

Diluted Earnings per share	$1.43	$1.37	$1.26

     Average shares outstanding and earnings per share have been restated to give retroactive effect to the 3% stock dividends paid as of January 1, 2003, 2002 and 2001.

     More information regarding earnings per share is set forth in the Corporation’s 2002 Annual Report to Shareholders, Page 12, Per Share Amounts, and is incorporated herein by reference.